WHITE & CASE

White & Case LLP
701 Thirteenth Street, NW
Washington, DC 20005

Tel + 1 202 626 3600
Fax + 1 202 639 9355
www.whitecase.com

05010115

July 29, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, Unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended June 30, 2005 submitted to the Stock Exchange of Thailand on July 28, 2005 for filing at U.S. SEC.

Please contact Ramel Carrington of this office at (202) 637-6242 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case LLP

Enclosure

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9001
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประกาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

Our Ref: 132-008/2005 July 28, 2005

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended June 30, 2005

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2005.

The company recorded a net gain of 1,154.6 million Baht during the second quarter of 2005. The result of operations can be summarized as follows:

1) The company realized 11,479.1 million Baht revenues from sales of hot rolled coil (462,953 metric tonne at an averaged selling price of 24,795 Baht/MT) and 150.2 million Baht sales of steel scrap. The company and subsidiaries recorded total revenues from sales of 11,629.7 million Baht and a gross profit from sales and services of 1,781.9 million Baht.

   The company and subsidiaries recorded 34.0 million Baht in other income.

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 382.8 million Baht (which included 93.6 million Baht loss from foreign exchange).

3) The company and subsidiaries registered 1,433.1 million Baht profit before interest expenses and corporate income tax expenses.

4) Interest expenses on short-term and long-term loan totaled 222.5 million Baht (consisting of 220.3 and 2.2 million Baht interest of the company and subsidiaries, respectively).

ท 27/7/05

5) Subsidiaries recorded accrued corporate income tax expenses in the amount of 14.8 million Baht.

6) The company and subsidiaries recorded a net gain after interest expenses and corporate income tax expenses before minority interest in the amount of 1,195.7 million Baht.

7) From the above results, the company and subsidiaries registered a net gain during the second quarter in the amount of 1154.6 million Baht .

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Win Viriyaprapaikit	Mr. Kamol Juntima
Authorized Director	Authorized Director

ศรีวนิดา

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	213,608	602,098	54,774	465,017
Current investments (Note 4)	1,000	-	-	-
Trade accounts and notes receivable				
Related parties (Note 17.3)	2,716,605	1,445,468	2,677,953	1,410,256
Others	1,651,240	1,635,659	1,639,380	1,626,806
	4,367,845	3,081,127	4,317,333	3,037,062
Less Allowance for doubtful accounts (Note 18)	(283,809)	(393,888)	(283,809)	(393,888)
Trade accounts and notes receivable - net	4,084,036	2,687,239	4,033,524	2,643,174
Short-term loans and advances to related parties (Note 17.2)	3,213	5,106	3,223	5,138
Inventories (Note 5)	28,511,163	11,826,746	28,581,914	11,846,063
Other current assets				
Advance payments	474,898	420,117	469,858	421,305
Refundable value-added-tax	914,899	224,900	914,899	223,793
Other receivables	2,425	1,219	2,215	1,362
Prepaid expenses	75,677	13,327	73,085	12,178
Deposit at bank used as collateral	16,200	16,200	-	-
Others	115,686	115,284	104,388	104,055
Total Current Assets	34,412,805	15,912,236	34,237,880	15,722,085
NON-CURRENT ASSETS				
Investments using the equity method (Note 17.1)	-	-	933,628	876,140
Other long-term investments (Note 17.1)	561,621	561,621	561,621	561,621
Property, plant and equipment - net (Note 6)	20,893,603	20,010,840	18,531,562	17,853,302
Intangible assets (Note 7)	4,635	3,920	3,853	3,096
Other non-current assets (Note 8)	20,585	37,113	6,258	5,942
Total Non-Current Assets	21,480,444	20,613,494	20,036,922	19,300,101
TOTAL ASSETS	55,893,249	36,525,730	54,274,802	35,022,186

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	3,721,000	-	3,721,000	-
Trade finance loans	13,622,829	766,758	13,622,829	766,758
Trade accounts and notes payable	5,212,247	2,886,498	5,231,619	2,891,902
Current portion of long-term loans (Note 10)	812,000	805,253	608,000	588,000
Current portion of debentures (Note 11)	720,000	720,000	720,000	720,000
Current portion of liabilities under hire-purchase agreements	9,780	1,879	175	263
Other current liabilities				
Accrued expenses	366,422	196,704	394,079	237,284
Others	1,000,047	1,076,136	823,215	931,858
Total Current Liabilities	25,464,325	6,453,228	25,120,917	6,136,065
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	7,196,064	7,453,830	6,708,000	7,012,000
Debentures (Note 11)	2,170,000	2,530,000	2,170,000	2,530,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	1,130	1,692	-	44
Total Non-Current Liabilities	9,367,194	9,985,522	8,878,000	9,542,044
TOTAL LIABILITIES	34,831,519	16,438,750	33,998,917	15,678,109

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
13,101,500,000 ordinary shares of Baht 1.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
13,101,280,000 ordinary shares of Baht 1.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT ON) PAID-IN CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,408,357	5,536,601	5,408,357	5,536,601
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 12)	256,966	209,380	256,966	209,380
Unappropriated	3,680,562	2,668,096	3,680,562	2,668,096
Total Company Shareholders' Equity	20,275,885	19,344,077	20,275,885	19,344,077
MINORITY INTEREST	785,845	742,903	-	-
Total Shareholders' Equity	21,061,730	20,086,980	20,275,885	19,344,077
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	55,893,249	36,525,730	54,274,802	35,022,186

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
REVENUES					
Revenues from the sales of goods		11,629,650	7,545,981	11,629,320	7,545,541
Revenues from the rendering of services		78,521	61,483	-	-
Other income					
Others		34,000	18,898	33,908	18,875
Share of profit from investment					
using the equity method		-	-	39,025	28,903
Total Revenues		11,742,171	7,626,362	11,702,253	7,593,319
EXPENSES					
Cost of the sales of goods (Note 14)		9,866,304	5,687,835	9,949,135	5,776,871
Cost of the rendering of services		60,005	69,489	-	-
Selling and administrative expenses		280,003	115,899	276,583	102,100
Other expenses					
Loss on exchange		93,595	32,720	93,595	32,720
Loss on disposal of equipment and obsolescence					
of machinery and equipment		855	155,979	840	155,822
Others		562	1,560	567	1,533
Directors' remuneration		7,792	3,630	6,634	3,470
Total Expenses		10,309,116	6,067,112	10,327,354	6,072,516
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		1,433,055	1,559,250	1,374,899	1,520,803
INTEREST EXPENSE		222,547	106,260	220,330	102,003
INCOME TAX EXPENSE		14,805	11,188	-	-
INCOME AFTER TAX		1,195,703	1,441,802	1,154,569	1,418,800
NET INCOME OF MINORITY INTEREST		(41,134)	(23,002)	-	-
NET INCOME		1,154,569	1,418,800	1,154,569	1,418,800
BASIC EARNINGS PER SHARE					
(Restated for 2004, see Note 15)	**BAHT**	0.09	0.11	0.09	0.11
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
(Restated for 2004, see Note 15)	**'000 SHARES**	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
REVENUES					
Revenues from the sales of goods		19,297,933	16,615,269	19,297,433	16,613,663
Revenues from the rendering of services		172,668	120,822	-	-
Other income					
Others		56,186	31,587	56,100	32,339
Share of profit from investment					
using the equity method		-	-	61,727	65,066
Total Revenues		19,526,787	16,767,678	19,415,260	16,711,068
EXPENSES					
Cost of the sales of goods		16,664,880	12,942,700	16,844,563	13,120,973
Cost of the rendering of services		130,926	136,928	-	-
Selling and administrative expenses		476,962	246,104	402,069	220,345
Doubtful accounts (Reversal) (Note 7)		(11,021)	(11,021)	-	-
Other expenses					
Loss on exchange		105,386	3,793	104,193	2,605
Loss on disposal of equipment					
and obsolescence		896	159,970	857	159,786
Others		567	1,560	567	1,533
Directors' remuneration		8,797	4,640	7,519	4,320
Total Expenses		17,377,393	13,484,674	17,359,768	13,509,562
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		2,149,394	3,283,004	2,055,492	3,201,506
INTEREST EXPENSE		345,117	215,962	340,376	207,172
INCOME TAX EXPENSE		42,146	15,376	-	-
INCOME AFTER TAX		1,762,131	3,051,666	1,715,116	2,994,334
NET INCOME OF MINORITY INTEREST		(47,015)	(57,332)	-	-
NET INCOME		1,715,116	2,994,334	1,715,116	2,994,334
BASIC EARNINGS PER SHARE					
(Restated for 2004, see Note 15)	**BAHT**	0.13	0.23	0.13	0.23
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
(Restated for 2004, see Note 15)	**'000 SHARES**	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
CONSOLIDATED
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit) Appropriated Legal Reserve	Retained Earnings (Deficit) Unappropriated	Minority Interest	Total
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	641,454	16,410,147
Amortization	-	-	(243,168)	-	-	(4,126)	(247,294)
Net income	-	-	-	-	2,994,334	-	2,994,334
Minority interest increase (decrease)	-	-	(4,126)	-	-	57,332	53,206
Ending balance, June 30, 2004	13,101,280	(2,171,280)	5,736,989	-	1,848,744	694,660	19,210,393
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	742,903	20,086,980
Amortization	-	-	(124,171)	-	-	(4,073)	(128,244)
Legal reserve	-	-	-	47,586	(47,586)	-	-
Net income	-	-	-	-	1,715,116	-	1,715,116
Interim dividend paid	-	-	-	-	(655,064)	-	(655,064)
Minority interest increase (decrease)	-	-	(4,073)	-	-	47,015	42,942
Ending balance, June 30, 2005	13,101,280	(2,171,280)	5,408,357	256,966	3,680,562	785,845	21,061,730

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Total
				Appropriated Legal Reserve	Unappropriated	
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	15,768,693
Amortization	-	-	(247,294)	-	-	(247,294)
Net income	-	-	-	-	2,994,334	2,994,334
Ending balance, June 30, 2004	13,101,280	(2,171,280)	5,736,989	-	1,848,744	18,515,733
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	19,344,077
Amortization	-	-	(128,244)	-	-	(128,244)
Legal reserve	-	-	-	47,586	(47,586)	-
Net income	-	-	-	-	1,715,116	1,715,116
Interim dividend paid	-	-	-	-	(655,064)	(655,064)
Ending balance, June 30, 2005	13,101,280	(2,171,280)	5,408,357	256,966	3,680,562	20,275,885

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,715,116	2,994,334	1,715,116	2,994,334
Items to reconcile net income to				
net cash flows from operations				
Doubtful accounts (Reversal)	(11,021)	(11,021)	-	-
Depreciation	274,327	293,716	237,706	251,539
Amortization	233	-	191	-
Withholding income tax written off	567	-	567	-
Provision for diminution in value				
of inventories (Reversal)	(2,002)	(4,012)	(2,002)	(4,012)
Provision for obsolete equipment	-	77,865	-	77,865
Reduction in interest on debt restructuring	(817)	(1,062)	-	-
Unrealized loss on exchange rate	38,252	12,546	38,252	12,546
Gain on sale of machinery and equipment	(1,585)	-	(2,004)	-
Loss on disposal of equipment	919	82,105	857	81,921
Gain on redemption of debentures before maturity	-	(4,751)	-	(4,751)
Share of profit from investment using				
the equity method	-	-	(61,727)	(65,066)
Minority interest	47,015	57,332	-	-
Net income from operations before				
changes in operating assets and liabilities	2,061,004	3,497,052	1,926,956	3,344,376
Operating assets (increase) decrease				
Trade accounts and notes receivable				
- related parties	(1,271,138)	197,385	(1,267,697)	192,692
Trade accounts and notes receivable - others	(133,581)	100,730	(130,574)	104,796
Inventories	(16,682,415)	1,117,331	(16,733,850)	1,122,294
Short-term loans and advances to related parties	(107)	33	(85)	(492)
Advance payments	(54,781)	152,217	(48,554)	150,037
Refundable valued-added-tax	(689,999)	29,791	(691,106)	28,265
Other receivables	9,815	11,003	(853)	9
Prepaid expenses	(62,350)	(17,584)	(60,906)	(15,872)
Other current assets - others	(967)	(51,565)	(900)	(53,490)
Other non-current assets	16,528	21,721	(316)	7,062
Operating liabilities increase (decrease)				
Trade accounts and notes payable	2,328,292	(1,005,785)	2,342,260	(983,675)
Accrued expenses	169,718	(52,273)	156,795	(54,748)
Other current liabilities - other	(97,046)	97,721	(129,601)	116,175
Net cash provided by operating activities	(14,407,027)	4,097,777	(14,638,431)	3,957,429

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in current investment	(1,000)	(2,483,499)	-	(2,500,994)
Cash paid for purchases of property, plant and equipment	(1,262,228)	(1,161,330)	(1,040,831)	(1,005,358)
Cash paid for intangible assets	(948)	-	(948)	-
Proceeds from sales of machinery and equipment	1,597	-	2,008	-
Proceeds from short-term loans to related parties	4,000	-	4,000	-
Short-term loans and advances to related parties	(2,000)	(4,000)	(2,000)	(4,000)
Net cash used in investing activities	(1,260,579)	(3,648,829)	(1,037,771)	(3,510,352)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increased (decrease)	3,721,000	(290,000)	3,721,000	(290,000)
Trade finance loans increase (decrease)	12,844,154	200,654	12,844,154	200,654
Cash repayment of long-term loans	(385,402)	(119,226)	(284,000)	-
Proceeds from long-term loans	135,200	1,320,000	-	1,200,000
Cash repayment for early redemption of debentures	-	(595,249)	-	(595,249)
Cash paid for redemption of debentures	(360,000)	-	(360,000)	-
Cash repayment of long-term liabilities under hire-purchase agreements	(1,022)	(5,420)	(131)	(5,531)
Cash repayment of long-term liabilities for purchase of land	(19,750)	(2,500)	-	-
Cash paid for interim dividends	(655,064)	-	(655,064)	-
Net cash provided by (used in) financing activities	15,279,116	508,259	15,265,959	509,874
Net increase (decrease) in cash and cash equivalents	(388,490)	957,207	(410,243)	956,951
Cash and cash equivalents as at January 1	602,098	108,399	465,017	47,049
Cash and cash equivalents as at June 30	213,608	1,065,606	54,774	1,004,000
Supplemental cash flow information:				
Cash paid for interest	407,159	246,397	394,006	234,135
Non-cash transactions:				
Transfer of long-term loans to current portion	608,000	495,637	608,000	284,000
Transfer of debentures to current portion	720,000	360,000	720,000	360,000
Amortization of unrealized increment per asset appraisal	128,243	146,289	124,004	139,981
Bad debt disposal	110,079	-	110,079	-

See notes to the interim financial statements